Exhibit 4.1

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
TO ARTICLES OF INCORPORATION
OF GLEN ROSE PETROLEUM CORPORATION

It is hereby certified that:

1. By written consent of shareholders holding at least a majority of the issued and outstanding shares of common stock of Glen Rose Petroleum Corporation (the “Corporation”), given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware, the Corporation is authorized to amend its Articles of Incorporation to increase the authorized capital stock that the Corporation is authorized to issue, such that the Corporation shall have the authority to issue 150,000,000 shares of Common Stock, par value $0.001 and 5,000,000 shares of Preferred Stock, par value $0.0001.

2. Item FOURTH of the Articles of Incorporation of the Corporation is amended in its entirety to read:

The total number of shares of common stock which the corporation shall have authority to issue is One Hundred Fifty Million (150,000,000) shares, all of such shares shall be $.001 par value; without cumulative voting rights and without any preemptive rights and Five Million (5,000,000) shall be Preferred Stock, par value $.0001 per share.

The Board of Directors of the Corporation is expressly authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors.

3. The amendment of the Articles of Incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on March 7, 2011

/s/ Andrew Taylor-Kimmins
Andrew Taylor-Kimmins
President and Chief Executive Officer